May 1, 2019

Oystein Kalleklev
Chief Executive Officer
FLEX LNG Ltd.
Par-La-Ville Place
14 Par-La-Ville Road
Hamilton, Bermuda

       Re: FLEX LNG Ltd.
           Draft Registration Statement on Form 20-FR
           Submitted April 4, 2019
           CIK No. 0001772253

Dear Mr. Kalleklev:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 20-FR

Item 3. Key Information
D. Risk Factors
Risks Related to Our Business, page 11

1. Please add a risk factor that discusses the risks associated with the concentration of ownership among your officers, directors, and
Geveran.
We are an "emerging growth company" . . . ., page 20

2. Please expand your disclosure to clarify that your election to not use the extended transition period for complying with new or revised accounting standards is irrevocable.
 Oystein Kalleklev
FLEX LNG Ltd.
May 1, 2019
Page 2
An active and liquid market for our ordinary shares . . . ., page 22

3. Please expand this risk factor to clarify how you expect the listing price of your ordinary shares on the NYSE will be determined. In that regard, we note your disclosure that you
         "cannot predict the price at which our ordinary shares will trade and cannot guarantee investors can sell their shares at or above the issuance price."
Our Fleet, page 27

4. Please revise your table to specifically disclose the expiration date of the time charter for each of your vessels or include a cross-reference to your disclosures on page 29. In addition, please clarify which of your vessels operates on the spot market. In that regard, we note your disclosure at page 29 that you actively market your vessels on the spot market and at page 47 that two of your vessels "have been operating in the spot market."
Fleet Development, page 28

5. Please identify the entities related to Geveran that are parties to the acquisition agreements for your newbuilding vessels. Refer to Item 7.B. of Form 20-F. Please also file these agreements or advise. Refer to Instruction 4(b)(iii) of the Instructions as to Exhibits of
         Form 20-F.

Employment of Our Fleet and Our Customers, page 29

6. Please tell us what consideration you have given to filing the time charter agreements discussed in this section. Refer to Instruction 4(b)(ii) of the Instructions to Exhibits of
         Form 20-F.
7. Expand the disclosures in this section to disclose the material terms of the time charter for each of your vessels, including the related hire rates, option periods and any commission fees. Please also identify the "international energy major" for the employment of the Flex
         Enterprise vessel.
Management Structure, page 29
FirstName LastNameOystein termination provisions under your general management
8.     Revise to disclose the Kalleklev
Comapany NameFLEX LNGyour disclosure regarding the technical management and support agreements. We note Ltd.
May 1,services agreement with Frontline Management.
        2019 Page 2
FirstName LastName
 Oystein Kalleklev
FirstName LastNameOystein Kalleklev
FLEX LNG Ltd.
Comapany NameFLEX LNG Ltd.
May 1, 2019
May 1, 2019 Page 3
Page 3
FirstName LastName
The Liquefied Natural Gas Industry
Rate developments, page 31

9. Please describe the "indications that the current overhang of tonnage may be taken up by the added LNG export capacity coming on-stream over the next years." Environmental and Other Regulations in the Shipping Industry
Greenhouse Gas Regulation, page 39

10. We note your disclosure here that greenhouse gas emissions regulations "could require
         [you] to make significant financial expenditures" and, "[e]ven in the absence of climate control legislation, [y]our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events." Please clarify the last risk factor at page 9 to also address, if material, the risks of potential decreased demand for your services from the oil and gas industry due to the related greenhouse gas emissions regulations.
Item 5. Operating and Financial Review and Prospects
A. Operating Results
Results of Operations
Year Ended December 31, 2018 Compared with the Year Ended December 31, 2017 Vessel Operating Revenues, page 47

11. We note your disclosure that you "achieved higher average time charter rates in 2018 compared to 2017." Please quantify your average time charter rates in 2018 and 2017.
         Refer to Item 5.A.1 of Form 20-F.
Note 2. Summary of Significant Accounting Policies
Vessels, page F-10

12. You state that the total acquisition costs of vessels will be segregated to groups of components that have different expected useful lives. The different groups of components will be depreciated over their expected useful lives. You also state that vessels have useful lives of 35 years. Please reconcile these statements and revise as necessary to clarify the useful lives.
Notes to Consolidated Financial Statements
Note 9. Newbuildings and Vessel Purchase Payments, page F-15

13. Please tell us whether the acquisition of vessels or contracts for vessels from Geveran are at Geveran's acquisition cost.
 Oystein Kalleklev
FirstName LastNameOystein Kalleklev
FLEX LNG Ltd.
Comapany NameFLEX LNG Ltd.
May 1, 2019
Page 4
May 1, 2019 Page 4
FirstName LastName
        You may contact Aamira Chaudhry, Staff Accountant, at 202-551-3389 or Lyn Shenk,
Accounting Branch Chief, at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at 202-
551-3056 or Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure
cc:      Keith Billotti